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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: December 16, 2008

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

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Contents

1.	Translation of information filed before the Mexican Securities Authority (Comision Nacional Bancaria y de Valores) regarding CEMEX, S.A.B. de C.V.’s derivatives exposure.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	December 16, 2008	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.	Translation of information filed before the Mexican Securities Authority (Comision Nacional Bancaria y de Valores) regarding CEMEX, S.A.B. de C.V.’s derivatives exposure.